

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

Cameron Durrant
Chief Executive Officer
Humanigen, Inc
830 Morris Turnpike, 4th Floor
Short Hills, New Jersey 07078

      Re: Humanigen, Inc
             Registration Statement on Form S-3
             Filed March 1, 2022
             File No. 333-263132

Dear Dr. Durrant :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences